UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

COLE CREDIT PROPERTY TRUST, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

n/a

(CUSIP Number)

June 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons.	General Retirement System of the City of Detroit
I.R.S. Identification Nos. of above persons (entities only).			38-2457952
2.		Check the Appropriate Box If A Member of A Group (See Instructions)
(a)	[ ]
(b)	[ ]
3.		SEC Use Only
4.		Citizenship or Place of Organization	Michigan, USA
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	1,020,833
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,020,833
	8.	Shared Dispositive Power	-0-
9.		Aggregate Amount Beneficially Owned By Each Reporting Person	1,020,833
10.		Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares	[ ]
11.		Percent of Class Represented By Amount In Row (9)	10.11%
12.		Type of Reporting Person	EP

Item 1(a).	Name of Issuer:
Cole Credit Property Trust, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

Item 2(a).	Name of Persons Filing:
General Retirement System of the City of Detroit

Item 2(b).	Address of Principal Business Office, or if None, Residence:
2 Woodward Avenue, Suite 908
Detroit, Michigan 48226

Item 2(c).	Citizenship:
Michigan, United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
n/a

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ X ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	1,020,833
(b)	Percent of class:	10.11%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:	1,020,833
(ii)	Shared power to vote or direct the vote:	-0-
(iii)	Sole power to dispose or to direct the disposition of:	1,020,833
(iv)	Shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.
n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
n/a

Item 8.	Identification and Classification of Members of the Group.
n/a

Item 9.	Notice of Dissolution of Group.
n/a

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2006
Date
/s/ Walter Stampor
Signature
Walter Stampor / Executive Secretary
Name/Title